Exhibit 99.4(a)

Symetra Life Insurance Company [5069 154th Place NE] [Redmond, WA 98052-9669]

This is a legal Contract between the Owner (referred to in this Contract as “you” and “your”) and Symetra Life Insurance Company (referred to in this Contract as “Symetra”, “our”, “us”, and “we”). Symetra is a stock company with its Home Office in Redmond, Washington.

This Contract is issued in consideration of the application and payment of the initial Purchase Payment. Symetra will make annuity payments, beginning on the Annuity Date, or pay a death benefit, subject to the terms of this Contract. Symetra has executed and attested this Contract as of the contract date at our Home Office in Redmond, Washington.

If you have questions, comments, or complaints, please contact Symetra at [877-SYMETRA (877-796-3872)].

READ YOUR CONTRACT CAREFULLY

Right to Examine the Contract: [New Sales: “If for any reason you are not satisfied with this Contract, you may return it within 10 days from the date you received it to Symetra or to the registered representative who sold you this Contract. When we receive this Contract, we will refund your Purchase Payments. We reserve the right to allocate all Purchase Payments designated for the various Portfolios to the [Fidelity VIP Money Market Portfolio – Service Class 2] until the Contract is 15 days old.”] [Replacement: “If for any reason you are not satisfied with this Contract, you may return it within 20 days from the date you received it to Symetra or to the registered representative who sold you this Contract. When we receive this Contract, we will refund your Purchase Payments. We reserve the right to allocate all Purchase Payments designated for the various Portfolios to the [Fidelity VIP Money Market Portfolio – Service Class 2] until the Contract is 15 days old.”]

Signed for Symetra Life Insurance Company by:

[George Pagos]	[Randall H. Talbot]
[Secretary]	[President]

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY

NON-PARTICIPATING

THIS IS A VARIABLE ANNUITY CONTRACT. WHEN YOUR CONTRACT VALUE AND ANNUITY PAYMENTS ARE BASED ON THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS, THE DOLLAR AMOUNTS ARE NOT GUARANTEED AND WILL INCREASE OR DECREASE. SEE “PURCHASE PAYMENT PROVISIONS”, “INVESTMENT OPTIONS”, AND “ANNUITY PAYMENT PROVISIONS” FOR DETAILS.

SymetraSM and the Symetra Financial logo are service marks of Symetra Life Insurance Company.

TABLE OF CONTENTS

CONTRACT DATA PAGE	Insert

DEFINITIONS
Accumulation Phase	1
Accumulation Unit	1
Annuitant	1
Annuity Date	1
Annuity Unit	1
Beneficiary	1
Contract	1
Contract Year	1
Fixed Account	1
General Account	1
Income Phase	1
IRC	1
Owner	1
Portfolios	1
Purchase Payment	1
Separate Account	1

THE ANNUITY CONTRACT
ABOUT THE CONTRACT	2
OWNER	2
ANNUITANT	2
BENEFICIARY	2
Change of Beneficiary	2

PURCHASE PAYMENT PROVISIONS
PURCHASE PAYMENTS	3
ALLOCATION OF PURCHASE PAYMENTS	3
ACCUMULATION UNITS	3

INVESTMENT OPTIONS
VARIABLE INVESTMENT OPTIONS	5
Substitution of Shares	5
FIXED ACCOUNT	5
Interest Crediting	5
Interest Compounding	6
Minimum Value Guarantee	6
CONTRACT VALUE	6
TRANSFERS	6
Limits on Excessive Transfers	7

CHARGES
INSURANCE CHARGES	8
Mortality and Expense Risk Charge	8
Asset-Related Administration Charge	8
ANNUAL ADMINISTRATION MAINTENANCE CHARGE	8
CONTINGENT DEFERRED SALES CHARGE	8
WITHDRAWAL CHARGE	9
TRANSFER CHARGE	9
PREMIUM TAXES	9
INCOME OR OTHER TAXES	9

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WITHDRAWAL PROVISIONS
WITHDRAWALS	10
Repetitive Withdrawals	10

ANNUITY PAYMENT PROVISIONS
ANNUITY OPTIONS	11
Life Annuity	11
Life Annuity with Guaranteed Period	11
Joint and Survivor Life Annuity	11
Payments Based on a Number of Years	12
Automatic Option	12
ANNUITY PAYMENTS	12
Fixed Annuity Payments	12
Variable Annuity Payments	12
Changing Portfolio Elections after the Annuity Date	14

DEATH BENEFIT PROVISIONS
DEATH OF ANNUITANT Prior to the Annuity Date	15
DEATH OF OWNER Prior to the Annuity Date	15
Calculation of Death Benefit	15
Limitation on Death Benefit	16
Payment of Death Benefit	16
DEATH OF ANNUITANT On or After the Annuity Date	17
DEATH OF OWNER On or After the Annuity Date	17

GENERAL PROVISIONS
ACCOUNT STATEMENTS	18
ASSIGNMENT OF BENEFITS	18
COMMUNICATIONS	18
ESSENTIAL DATA	18
EVIDENCE OF SURVIVAL	18
JURISDICTION	18
MISSTATEMENT OF AGE OR SEX	18
NONPARTICIPATION	18
SEPARATE ACCOUNT	19
STATE REQUIRED BENEFITS	19
SUSPENSION OF ANNUITY PAYMENTS, WITHDRAWALS, OR TRANSFERS	19
TERMINATION OF CONTRACT	19
THE CONTRACT	19
VOTING RIGHTS	19

ANNUITY PURCHASE RATE TABLES
VARIABLE ANNUITY PURCHASE RATE TABLE	20
FIXED ANNUITY PURCHASE RATE TABLE	21

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DEFINITIONS

Accumulation Phase	The period between the date we allocate your first Purchase Payment and the Annuity Date.

Accumulation Unit	A measurement used to calculate the value of a Portfolio during the Accumulation Phase and variable annuity payments made under the Payments Based on a Number of Years annuity option.

Annuitant	The natural person(s) on whose life/lives annuity payments are based. You are the Annuitant unless you designate someone else before the Annuity Date.

Annuity Date	The date annuity payments begin under an annuity option.

Annuity Unit	A measurement used to calculate variable annuity payments during the Income Phase, except for the Payments Based on a Number of Years annuity option.

Beneficiary	The person(s) named by the Owner and joint Owner, if any, to receive any death benefit payable in accordance with the provisions of this Contract.

Contract	This Flexible Premium Deferred Variable Annuity.

Contract Year	A 12-month period starting on the contract date shown on your contract data page and each anniversary of that date.

Fixed Account	The investment option of this Contract that provides for guaranteed interest. Purchase Payments allocated to the Fixed Account become part of Symetra’s General Account.

General Account	The assets of Symetra other than those attributable to Separate Accounts.

Income Phase	The period beginning on the Annuity Date during which the payee receives annuity payments.

IRC	The Internal Revenue Code of 1986, as amended.

Owner	The person(s) or entity(ies) named on the contract application. The Owner has all ownership rights under this Contract.

Portfolios	The variable investment options available under the Contract.

Purchase Payment	An amount paid to Symetra for allocation under this Contract, less any premium tax due at the time this payment is made.

Separate Account	A segregated asset account established under Washington law and shown on the contract data page.

THE ANNUITY CONTRACT

ABOUT THE CONTRACT

This Contract is an agreement between Symetra and you, the Owner, where we promise to pay an income in the form of annuity payments, beginning on the date you select, or a death benefit. When you are investing money, your Contract is in the Accumulation Phase. Once you begin receiving annuity payments, your Contract is in the Income Phase.

You purchased this Contract with the initial Purchase Payment you paid, and the Contract became effective on the contract date, shown on your contract data page.

The Contract is called a variable annuity because you can allocate money among variable investment Portfolios available within the Separate Account. The investment performance of the Portfolio(s) you select may be positive or negative and affects the value of your Contract and the amount of any variable annuity payments. You may also allocate money to the Fixed Account which credits guaranteed interest rates.

OWNER

The Owner is shown on the contract application, unless changed. On the contract date, the Owner must not have been older than the maximum issue age shown on the contract data page. The Owner may exercise all ownership rights under this Contract.

If this Contract is owned by joint Owners, they must jointly exercise their ownership rights, unless we are directed otherwise by both joint Owners in writing. On the contract date, each joint Owner must not have been older than the maximum issue age shown on the contract data page. An Owner who is a non-natural person (for example, a corporation or a trust) may not name a joint Owner.

ANNUITANT

The Annuitant is/are the person(s) on whose life/lives annuity payments are based. You are the Annuitant unless you designate someone else before the Annuity Date. If you designate someone else as Annuitant, that person must not be older than the maximum issue age on the contract date and the maximum annuitization age when annuity payments begin. The maximum issue age and the maximum annuitization age are shown on the contract data page.

An Owner who is a non-natural person may not change the Annuitant.

BENEFICIARY	The Beneficiary receives any death benefit payable in accordance with the provisions of this Contract. You initially name your Beneficiaries on the contract application.

Change of Beneficiary	You may change your Beneficiary designation at any time by sending us a signed and dated request. However, if a Beneficiary designation is irrevocable, that Beneficiary must consent in writing to any change. A new Beneficiary designation revokes any prior designation and is not effective until we record the change. We are not responsible for the validity of any Beneficiary designation nor for any actions we may take prior to receiving and recording a Beneficiary change.

PURCHASE PAYMENT PROVISIONS

PURCHASE PAYMENTS

During the Accumulation Phase, you may make additional Purchase Payments. You may change the amount and frequency of Purchase Payments. The minimum dollar amounts are shown on the contract data page. If you stop making Purchase Payments, all benefits under this Contract continue until the contract value is completely withdrawn.

Purchase Payments must be in lawful currency of the United States and submitted to our Home Office at 5069 154th Place NE, Redmond, WA 98052-9669, or P.O. Box 3882, Seattle, WA 98124-3882, or in a manner agreed to by Symetra.

We reserve the right to refuse any Purchase Payment. If we do not accept a Purchase Payment, we will return it within five business days.

ALLOCATION OF PURCHASE PAYMENTS

Your initial Purchase Payment will be allocated according to your instructions on your contract application. Unless you tell us otherwise, subsequent Purchase Payments will be allocated in the same proportion as your most recent Purchase Payment (unless that was a Purchase Payment you directed us to allocate on a one-time-only basis).

Once we receive your Purchase Payment, the portion to be allocated to the Fixed Account is credited as of the day it is received. The portion to be allocated to the Portfolios is effective and valued as of the next close of the New York Stock Exchange (NYSE). If for any reason the NYSE is closed when we receive your Purchase Payment, it will be valued as of the close of the NYSE on its next regular business day.

When we are required to guarantee a return of Purchase Payments during the Right to Examine period, we reserve the right to initially apply amounts designated for the Portfolios to the [Fidelity VIP Money Market Portfolio – Service Class 2] as shown on the cover page of this Contract. These amounts will then be allocated in the manner you selected, unless you have canceled the Contract.

ACCUMULATION UNITS

When you make Purchase Payments or transfers into a Portfolio, we credit your Contract with Accumulation Units. Similarly, when you request a withdrawal or a transfer of money from a Portfolio, Accumulation Units are liquidated. In either case, the increase or decrease in the number of your Accumulation Units is determined by taking the dollar amount of the Purchase Payment, transfer, or withdrawal and dividing it by the value of an Accumulation Unit on the date the transaction occurs.

We calculate the value of an Accumulation Unit for each Portfolio after the NYSE closes each day. To determine the current Accumulation Unit value, we take the prior day’s Accumulation Unit value and multiply it by the Net Investment Factor for the current day.

The Net Investment Factor is used to measure the daily change in Accumulation Unit value for each Portfolio. The Net Investment Factor equals:

•         the net asset value per share of a Portfolio at the end of the current day plus the per share amount of any dividend or income distributions made by the Portfolio that day; divided by

•         the net asset value per share of a Portfolio at the end of the prior day plus the per share amount of any dividend or income distributions made by the Portfolio that day; minus

•         the daily insurance charges, expressed as a percentage of the total net assets of the Portfolio.

The value of an Accumulation Unit will usually go up or down from day to day.

INVESTMENT OPTIONS

VARIABLE INVESTMENT OPTIONS	You may allocate money to the Portfolios shown on the contract data page. We reserve the right to add, combine, restrict, or remove any Portfolio as an investment option of this Contract. Portfolios have different investment objectives. Investment performance of a Portfolio may be positive or negative.

Substitution of Shares	If any shares of the Portfolios are no longer available, or if in our view no longer meet the purpose of the Contract, it may be necessary to substitute shares of another Portfolio. We will seek prior approval of the Securities and Exchange Commission (SEC) to the extent required by law and give you notice before doing this.

FIXED ACCOUNT	The Fixed Account is part of Symetra’s General Account and provides for guaranteed interest rates as follows.

Interest Crediting

We establish the annual effective interest rates that apply to Purchase Payments allocated to the Fixed Account. The annual effective interest rate will be at least the minimum guaranteed interest rate shown on the contract data page.

For your initial Purchase Payment, you may select one or more of the initial guaranteed interest periods shown on the contract application. Different interest rates may apply to each of the initial guaranteed periods. In order to select an initial guaranteed period greater than one year, the portion of the Purchase Payment that you allocate to that initial guaranteed period must be at least equal to the amount shown on the contract application. All subsequent Purchase Payments and transfers allocated to the Fixed Account will have an initial guaranteed period of one year.

Each Purchase Payment allocated to the Fixed Account will be credited with the interest rate established for the date that we receive the Purchase Payment. This rate will apply to the Purchase Payment from the date we receive it through the initial guaranteed period.

We can adjust the interest rate after the completion of that initial guaranteed period. The adjusted rate will apply to that Purchase Payment and its credited interest for at least 12 months, when the rate can again be adjusted. From then on, we cannot adjust the interest rate more often than every 12 months.

In the first Contract Year, additional interest will be credited to Purchase Payments allocated to the Fixed Account if the Purchase Payments exceed the amount shown on the contract data page under “ADDITIONAL INTEREST ON FIXED ACCOUNT IN FIRST CONTRACT YEAR”. If you make additional Purchase Payments to the Fixed Account, each will be credited with the applicable additional interest from the date we receive it to the end of the first Contract Year. If a Purchase Payment brings the total Purchase Payments to an amount greater than the amount shown on the contract data page, the additional interest will be credited from the date we receive that Purchase Payment to the end of the first Contract Year.

Different interest rates may apply to each of your Purchase Payments depending on the interest rates established for the date that we received the Purchase Payment and any subsequent rate adjustments.

For the purpose of crediting interest, when you take a withdrawal or make a transfer from the Fixed Account, the Purchase Payment you last made, and the interest credited to it, is considered to be withdrawn first.

If you stop allocating Purchase Payments to the Fixed Account, we will continue to credit your balance in the Fixed Account with the applicable interest rate(s).

Interest Compounding

Symetra credits interest daily on each Purchase Payment allocated to the Fixed Account from the date we receive your payment up to, but not including, the date you withdraw the funds from the Fixed Account.

Annual effective interest rates show the effect of daily compounding of interest over a 12-month period.

Minimum Value Guarantee	Upon annuitization, death of the Owner, or a total withdrawal from the Fixed Account, the minimum value that will be applied toward annuity payments or paid to the Beneficiary or Owner will not be less than 90% of your Purchase Payments and transfers allocated to the Fixed Account accumulated at an annual effective interest rate of 3% each year, less prior withdrawals and transfers from the Fixed Account accumulated at an annual effective interest rate of 3% each year. If necessary to meet this minimum, charges will be waived.

CONTRACT VALUE

Your contract value is the sum of the values in the Portfolios and the Fixed Account attributable to your Contract. We calculate this by:

•     adding all the Purchase Payments you invested;

•     subtracting the charges which have been deducted;

•     subtracting the withdrawals you have made;

•     adjusting for each Portfolio’s gain or loss;

•     adding the interest we credit while any of your contract value is in the Fixed Account;

•     subtracting the amounts withdrawn for an annuity option; and

•     subtracting the amounts withdrawn to pay the death benefit.

TRANSFERS

During the Accumulation Phase, you can transfer money among the Portfolios and the Fixed Account. The minimum amounts that can be transferred are shown on the contract data page. In each Contract Year a specified number of transfers are free of charge. Each additional transfer in a Contract Year may have a transfer charge. The number of free transfers and the transfer charge are shown on the contract data page.

We reserve the right to modify, suspend, or terminate transfer privileges at any time. In addition, if we receive a transfer request that is to be allocated to the Fixed Account and we are not able to invest the money such that we can credit at least the minimum guaranteed interest rate, we reserve the right to reject the portion of the transfer request that was to be allocated to the Fixed Account.

Limits on Excessive Transfers

We may restrict or eliminate the right to make transfers among Portfolios if such rights are executed by you, a market timing firm, or other third party authorized to initiate transfers or exchange transactions on your behalf. For example, we reserve the right to reject any transfer request if, in our judgment, you are engaging in a pattern of transfer that may disadvantage other contract owners or would cause a Portfolio to be unable to invest effectively in accordance with its investment objectives and policies or would otherwise be potentially adversely affected. In addition, if we or any affected Portfolio believes you are engaging in activity as described above or similar activity which will potentially hurt the rights or interests of other contract owners, we have the right to restrict the number of transfers you make.

We will continue to monitor the transfer activity occurring among the Portfolios and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all contract owners. These modifications may include curtailing or eliminating, without notice, the ability to use the Internet or telephone in making transfers.

CHARGES

The following charges apply to your Contract:

INSURANCE CHARGES	Each day we make deductions for our insurance charges. We do this as part of our calculation of the value of Accumulation Units and Annuity Units. The insurance charges are as follows:

Mortality and Expense Risk Charge	The mortality and expense risk charge is equal, on an annual basis, to a percentage of the average daily net assets of each Portfolio. The percentage is shown on the contract data page.

Asset-Related Administration Charge	The asset-related administration charge is equal, on an annual basis, to a percentage of the average daily net assets of each Portfolio. The percentage is shown on the contract data page.

ANNUAL ADMINISTRATION MAINTENANCE CHARGE

The annual administration maintenance charge, shown on the contract data page, will be deducted from your Contract on the last day of each Contract Year and if you withdraw the entire contract value. The investment option from which this charge is deducted is determined by the hierarchical order of the investment options shown on the contract data page.

We will not deduct this charge if your contract value is at least equal to the amount shown on the contract data page when the deduction is to be made. During the Income Phase, we will not deduct this charge unless the payee is receiving annuity payments under the Payments Based on a Number of Years annuity option and your contract value was less than the amount shown on the contract data page when annuity payments began.

CONTINGENT DEFERRED SALES CHARGE

A contingent deferred sales charge may be assessed on withdrawals from your Contract. The charge is a percentage of the amount withdrawn and is shown on the contract data page. When the withdrawal is for only part of your contract value, the charge will be deducted from the remaining contract value, unless you tell us otherwise.

You can withdraw 10% of your contract value each Contract Year without a contingent deferred sales charge. The determination of whether more than 10% of the contract value has been withdrawn is made at the time of withdrawal. If you take more than one withdrawal in a Contract Year, the previous withdrawals in the Contract Year are added to the current contract value to determine whether more than 10% of the contract value has been withdrawn in that Contract Year.

Contingent deferred sales charges will not be assessed on the following:

•         withdrawals, if the total amount withdrawn during the Contract Year does not exceed 10% of the contract value;

•         withdrawals taken for payment of the annual administration maintenance charge, withdrawal charges, transfer charges, or premium taxes;

•         repetitive withdrawals, if the withdrawals are equal or substantially equal and are expected to deplete the contract value over your life expectancy or the joint life expectancy of you and your Beneficiary;

•         annuity payments;

•         withdrawals taken on account of your death; and

•         withdrawals taken after you have been confined to a hospital or nursing home for 30 consecutive days if the withdrawal is taken:

•     during confinement; or

•     within 60 days after confinement ends.

If you are confined to a hospital or nursing home on the contract date, you are not eligible for this waiver of contingent deferred sales charges until after the first Contract Year.

We may require proof of confinement. Proof of confinement may include a billing statement from the hospital or nursing home showing the dates of confinement and service or a certification of confinement signed by your attending physician.

Hospital may be defined in one of two ways:

(1)    a lawfully operated institution that is licensed as a hospital by the Joint Commission of Accreditation of Hospitals; or

(2)    a lawfully operated institution that provides in-patient treatment under the direction of a staff of physicians and has 24-hour per day nursing services.

Nursing home is defined as a facility operated pursuant to state law that provides convalescent or chronic care for in-patients who, by reason of illness or infirmity, are unable to properly care for themselves.

WITHDRAWAL CHARGE

The withdrawal charge, shown on the contract data page, is deducted for each withdrawal after the first withdrawal in a Contract Year. This charge will be deducted from your remaining contract value, unless you tell us otherwise.

We will not deduct this charge for annuity payments, repetitive withdrawals, or if you withdraw the entire contract value.

TRANSFER CHARGE

The transfer charge is deducted from your Contract for each transfer in excess of the number of free transfers allowed in a Contract Year. The transfer charge and the number of free transfers are shown on the contract data page.

Scheduled transfers authorized by us as part of an investment strategy such as dollar cost averaging, appreciation or interest sweep, portfolio rebalancing, or asset allocation programs do not count against your free transfers.

PREMIUM TAXES	The contract data page shows whether or not premium tax is charged in your state as of the contract date.

INCOME OR OTHER TAXES	Currently we do not pay income or other taxes on earnings attributable to your Contract. However, if we ever incur such taxes, we reserve the right to deduct them from your Contract.

WITHDRAWAL PROVISIONS

WITHDRAWALS

Before the commencement of annuity payments, you may withdraw part or all of your contract value. The minimum amount that can be withdrawn is shown on the contract data page.

To take withdrawals, you must send a written request to our Home Office. Unless you tell us differently, partial withdrawals will be made pro rata from each investment option. Once we receive your request, withdrawals from the Portfolios will be effective as of the next close of the NYSE.

A withdrawal may have a contingent deferred sales charge, a withdrawal charge, and, if you surrender the Contract by withdrawing the entire contract value, an annual administration maintenance charge.

Repetitive Withdrawals	You may request repetitive withdrawals of a predetermined amount on a monthly, quarterly, or annual basis by completing the appropriate form.

ANNUITY PAYMENT PROVISIONS

ANNUITY OPTIONS

The Income Phase will start no later than the maximum annuitization age shown on the contract data page, or an earlier date if required by law. During the Income Phase, the payee (you or someone you choose) receives regular annuity payments beginning on the Annuity Date.

To start the Income Phase, you must notify us in writing at least 30 days prior to the date that you want annuity payments to begin. You may choose annuity payments under an annuity option described in this Contract or another annuity option that you want and that we agree to provide. You cannot start the Income Phase until the Contract has been in effect for at least one year (eight years for the Payments Based on a Number of Years annuity option). If the amount applied to an annuity option is less than $5,000, we may pay you in a lump sum where permitted by state law. We reserve the right to change the payment frequency if payment amounts would be less than $250.

Switching to the Income Phase is irrevocable. Once you begin receiving annuity payments, you cannot switch back to the Accumulation Phase. You cannot add Purchase Payments, change or add an Annuitant, change the annuity option, or change between fixed and variable annuity payments. When the Contract switches to the Income Phase, the guaranteed minimum death benefit will no longer be applicable.

Life Annuity	The payee receives monthly annuity payments as long as the Annuitant is living. Annuity payments stop when the Annuitant dies.

Life Annuity with Guaranteed Period

The payee receives monthly annuity payments for the longer of the Annuitant’s life or a guaranteed period of five or more years as selected by you and agreed to by us. If the Annuitant dies before all guaranteed payments have been made, the rest will be made to the payee designated by the Owner. Annuity payments stop the later of the date the Annuitant dies or the date the last guaranteed payment is made.

As an alternative to monthly payments, the payee may elect to have the present value of the guaranteed variable annuity payments remaining as of the date the notice of death is received by us commuted at the assumed investment return of 4% and paid in a single payment.

Joint and Survivor Life Annuity	The payee receives monthly annuity payments as long as the Annuitant is living. After the Annuitant dies, the payee receives a specified percentage of each annuity payment as long as the second Annuitant is living. You name the second Annuitant and payment percentage at the time you elect this option. Annuity payments stop the later of the date the Annuitant dies or the date the second Annuitant dies.

Payments Based on a Number of Years

The payee receives annuity payments based on a number of years as selected by you and agreed to by us. You must select a period of at least five years. You may select monthly, quarterly, or annual annuity payments. Each annuity payment reduces the number of Accumulation Units and/or value of the Fixed Account in the Contract. Annuity payments continue until the entire value in the Portfolios and/or the Fixed Account has been paid out. You can stop these annuity payments at any time and receive a lump sum equal to the remaining contract value. This option does not promise to make payments for the Annuitant’s life. If the Owner dies before all annuity payments have been made, there will be a death benefit payable in accordance with the “DEATH OF OWNER On or After the Annuity Date” provision.

This annuity option is only available after the eighth Contract Year and if your contract value is $25,000 or more at the time this option is selected.

Automatic Option	If you do not choose an annuity option at least 30 days before the latest Annuity Date allowed under this Contract and if your contract value is at least $25,000, we will make annuity payments under the Payments Based on a Number of Years annuity option. The number of years will be equal to the Annuitant’s life expectancy. If your contract value is less than $25,000, we will make annuity payments under the Life Annuity with Guaranteed Period annuity option. The guaranteed period will be equal to 10 years.

ANNUITY PAYMENTS	You can choose whether annuity payments will be made on a fixed basis, variable basis, or both. If you don’t tell us otherwise, annuity payments will be based on the investment allocations in place on the Annuity Date. After the Annuity Date, you may not switch between fixed annuity payments and variable annuity payments.

Fixed Annuity Payments	The dollar amount of each fixed annuity payment will stay the same. Annuity payments under the Payments Based on a Number of Years annuity option will be based on the minimum guaranteed interest rate and the number of annuity payments you selected. Annuity payments under all other annuity options will be determined by applying the contract value that you want to use to purchase fixed annuity payments to the Fixed Annuity Purchase Rate Table of this Contract, or the current rates at that time if more favorable to you. If premium taxes are required by state law, these taxes will be deducted before the annuity payments are calculated.

Variable Annuity Payments	The dollar amount of each variable annuity payment will vary depending on the investment performance of the Portfolios that you selected. Annuity payments under the Payments Based on a Number of Years annuity option will be based on a reasonable rate of return and the number of annuity payments you selected. Annuity payments under all other annuity options will be determined as described below.

First Variable Annuity Payment: The dollar amount of the first variable annuity payment is the sum of the payments from each Portfolio determined by applying the contract value used to purchase variable annuity payments, as of the 15th day of the preceding month, to the Variable Annuity Purchase Rate Table of this Contract. If the NYSE is not open on that date, the calculation will be made on the next day that the NYSE is open. If premium taxes are required by state law, these taxes will be deducted before the annuity payment is calculated.

Subsequent Variable Annuity Payments: The dollar amount of each subsequent variable annuity payment is the sum of the payments from each Portfolio, which are determined by multiplying the number of Annuity Units credited for that Portfolio by the Annuity Unit value of that Portfolio as of the 15th of the month preceding the annuity payment. If the NYSE is not open on that date, the calculation will be made on the next day that the NYSE is open.

Number of Variable Annuity Units: The number of Annuity Units credited for each Portfolio is the amount of the first annuity payment attributable to that Portfolio divided by the value of the applicable Annuity Unit for that Portfolio as of the 15th day of the month preceding the Annuity Date. The number of Annuity Units used to calculate the variable annuity payment each month remains constant unless you change Portfolio elections.

Value of Variable Annuity Units: The value of an Annuity Unit will usually increase or decrease from one month to the next. For each month after the first month, the value of an Annuity Unit of a particular Portfolio is:

•         the value of that Annuity Unit as of the 15th day of the preceding month (or the next day that the NYSE is open);

•         multiplied by the Net Investment Factors for that Portfolio; and

•         divided by the Assumed Investment Factor for the period.

The Net Investment Factor is a number that represents the change in the Accumulation Unit value of a Portfolio on successive days when the NYSE is open. The Net Investment Factor for any Portfolio for any valuation day is determined by dividing the current Accumulation Unit value by the prior day’s Accumulation Unit value. The Net Investment Factor will likely be different than the Assumed Investment Factor, and therefore the Annuity Unit value will usually increase or decrease.

The Assumed Investment Factor for a one-day valuation period is 1.00010746. This factor neutralizes the assumed investment return of 4% in the Variable Annuity Purchase Rate Table.

We guarantee that the dollar amount of each variable annuity payment made after the first payment will not be adversely affected by variations in actual mortality experience or actual expenses incurred in excess of the expense deductions provided for in the Contract.

Changing Portfolio Elections after the Annuity Date	If you have selected variable annuity payments, after the Annuity Date you may request to change Portfolio elections once a month. Transfers are not allowed to or from the Fixed Account. Changes will affect the number of units used to calculate annuity payments.

DEATH BENEFIT PROVISIONS

DEATH OF ANNUITANT Prior to the Annuity Date

If the Annuitant is not an Owner and the Annuitant dies before the Annuity Date, you must designate a new Annuitant. If no designation is made within 30 days after we are notified of the Annuitant’s death, you will become the Annuitant.

If this Contract is owned by a non-natural person (for example, a corporation or trust), the death of the Annuitant will be treated as the death of the Owner. In this case, all references to “Owner” and “joint Owner” in these provisions are replaced by “Annuitant” and “joint Annuitant”.

DEATH OF OWNER Prior to the Annuity Date

If any Owner dies before the Annuity Date, we will pay a death benefit to the:

•         surviving Owner; or if none, then

•         surviving primary Beneficiary(ies); or if none, then

•         surviving contingent Beneficiary(ies); or if none, then

•         the estate of the last Owner to die.

If the death benefit is payable to the Owner’s spouse, the spouse will have the option to continue the Contract and will then be the Owner of the Contract.

Calculation of Death Benefit

The death benefit is the higher of:

(1)    the current contract value; or

(2)    if the death benefit is payable upon the sole Owner’s or older joint Owner’s death, the guaranteed minimum death benefit.

The guaranteed minimum death benefit is always calculated on the life of the oldest original Owner, as shown on the original application for this Contract. The amount payable on the death of any Owner other than the oldest original Owner will be the current contract value. If the oldest original Owner ceases to be an Owner of the Contract, the guaranteed minimum death benefit will be terminated.

When determining the higher of (1) or (2) above, the calculations are based on the earlier of:

•         the date we receive proof of death and the first election of how to take the death benefit payment; or

•         six months from the date of death.

If we receive due proof of death and the first death benefit payment election within 6 months of the date of death: If the guaranteed minimum death benefit exceeds the contract value, we will add the difference to the contract value on the date we receive the required information so that the contract value will equal the guaranteed minimum death benefit. This additional amount will be allocated to the investment options in the same proportion that Purchase Payments were last allocated. Thereafter, the contract value will be subject to investment performance and applicable charges until the date the death benefit is paid.

If we receive due proof of death and the first death benefit payment election more than 6 months after the date of death: If the guaranteed minimum death benefit exceeds the contract value on the 6-month anniversary of the date of death, we will credit the difference with interest at the prevailing money market rates from the 6-month anniversary until the date we receive the required information. At that time we will allocate this additional amount, with the credited interest, to the investment options in the same proportion that Purchase Payments were last allocated. Thereafter, the contract value will be subject to investment performance and applicable contract charges until the date payment is made.

Guaranteed Minimum Death Benefit: The guaranteed minimum death benefit is initially equal to the first Purchase Payment. It is immediately increased by additional Purchase Payments and adjusted for withdrawals. After such withdrawals, the guaranteed minimum death benefit will be recalculated by multiplying the prior guaranteed minimum death benefit by the ratio of the contract value after the withdrawal to the contract value before the withdrawal.

Guaranteed Minimum Death Benefit Reset: The guaranteed minimum death benefit will be reset on each 8-year contract anniversary until the older Owner attains age 72. The reset benefit is equal to the immediately preceding guaranteed minimum death benefit or the contract value on that date, if higher.

Limitation on Death Benefit	At most, one guaranteed minimum death benefit will be paid during the life of the Contract. In addition, the maximum amount that we will add to the contract value is limited to $1 million. This limitation applies to any amount added to the contract value so that the contract value equals the guaranteed minimum death benefit. All subsequently issued contracts will be aggregated for this limitation if your death triggers payment of a death benefit under such contracts.

Payment of Death Benefit	To pay the death benefit, we need proof of death acceptable to us, such as a certified copy of a death certificate, plus written direction regarding how to pay the death benefit payment. If the death benefit is payable to an Owner’s estate, we will pay it in a single payment.

The death benefit may be paid as:

•         a lump sum payment or series of withdrawals that are completed within five years from the date of death; or

•         annuity payments made over life or life expectancy. To receive annuity payments, this election must be made within 60 days from our receipt of proof of death. Annuity payments must begin within one year from the date of death. Once annuity payments begin, they cannot be changed.

If a person entitled to receive a death benefit dies before the death benefit is distributed, we will pay the death benefit to that person’s named beneficiary or, if none, to that person’s estate.

DEATH OF ANNUITANT On or After the Annuity Date	If the Annuitant is not the Owner and dies after the Annuity Date, then we will continue paying any remaining annuity payments to the payee designated by the Owner.

DEATH OF OWNER On or After the Annuity Date

If the Owner dies after the Annuity Date, then any amounts paid after the death of the Owner will depend on which annuity option was selected. If the Owner dies while annuity payments are being paid under the Payments Based on a Number of Years annuity option, we will pay a death benefit equal to the contract value as of the date we receive proof of death and the first election of how to take the death benefit payment. If the Owner dies while annuity payments are being paid under another option, we will pay any remaining annuity payments in accordance with that option. We will pay remaining annuity payments at least as rapidly as under the annuity option then in effect. The right to receive the death benefit under the Payments Based on a Number of Years annuity option or to change the payee for remaining annuity payments under another annuity option is determined as follows:

•     the surviving Owner; or if none, then

•     the surviving primary Beneficiary(ies); or if none, then

•     the surviving contingent Beneficiary(ies); or if none, then

•     the estate of the last Owner to die.

GENERAL PROVISIONS

ACCOUNT STATEMENTS	At least once each calendar year we will furnish you with a statement with a date not more than four months prior to the mailing date showing your contract value or, if applicable and required by law, your Annuity Units and the Annuity Unit values.

ASSIGNMENT OF BENEFITS	You may assign your rights under this Contract unless restricted by applicable law. If this Contract is assigned, we will treat it as a change of ownership and all rights will be transferred. The new Owner must not have been older than the maximum issue age on the contract date. We are not bound by any assignment unless it is in writing and until it is recorded at our Home Office. We are not responsible for the validity of any assignment. Assignments will be subject to all payments made and actions taken by us before a signed copy of the assignment form is received by us at our Home Office.

COMMUNICATIONS

All written communications to you will be addressed to you at your last known address on file with Symetra.

All written communications to Symetra must be addressed to Symetra at its Home Office at 5069 154th Place NE, Redmond, Washington 98052-9669 or P.O. Box 3882, Seattle, Washington 98124-3882.

ESSENTIAL DATA	You and each person entitled to receive benefits under this Contract must provide us with any information we need to administer this Contract. We are entitled to rely exclusively on the completeness and accuracy of data furnished by you, and we will not be liable with respect to any omission or inaccuracy.

EVIDENCE OF SURVIVAL	When any payments under this Contract depend upon any person being alive on a given date, we may require satisfactory proof that the person is living before making such payments.

JURISDICTION	In the event of a dispute, the laws of the jurisdiction in which the Contract is delivered will apply.

MISSTATEMENT OF AGE OR SEX

We may require satisfactory proof of correct age or sex at any time.

•         If annuity payments are based on life or life expectancy and the age or sex of any Annuitant has been misstated, annuity payments will be based on the corrected information. Underpayments will be made up in a lump sum with the next scheduled payment. Overpayments will be deducted from future payments until the total is repaid. We will not credit interest on underpayments or charge interest on overpayments.

•         If the age of any Annuitant or Owner has been misstated, the amount of any death benefit payable will be determined based on the correct age of the Annuitant or Owner.

NONPARTICIPATION	This Contract is nonparticipating, which means it will not share in any distribution of profits, losses, or surplus of Symetra.

SEPARATE ACCOUNT	The Separate Account holds the assets that underlie the contract values invested in the Portfolios. The assets in the Separate Account are the property of Symetra. However, assets in the Separate Account that are attributable to Contracts are not chargeable with liabilities arising out of any other business we may conduct. Income, gains and losses (realized and unrealized), resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Symetra.

STATE REQUIRED BENEFITS	The benefits of this Contract will not be less than the minimum benefits required by any statute of any state in which this Contract is delivered.

SUSPENSION OF ANNUITY PAYMENTS, WITHDRAWALS, OR TRANSFERS

We may be required to suspend or postpone payment of annuity payments, withdrawals, or transfers from the Portfolios for any period of time when:

•     the NYSE is closed (other than customary weekend or holiday closings);

•     trading on the NYSE is restricted;

•     an emergency exists such that disposal of or determination of the value of the Portfolio shares is not reasonably practicable; or

•     the SEC, by order, so permits for your protection.

In addition, we retain the right to defer payment of withdrawals or transfers from the Fixed Account for a period of 6 months after receiving the request. The interest rates credited to the Fixed Account during this period will not be less than the rate required under state law.

TERMINATION OF CONTRACT	This Contract will terminate when Symetra has completed all of its duties and obligations under the Contract.

THE CONTRACT	The Contract, contract data page, and contract application, as may be amended, and any endorsements are the entire Contract. Only an authorized officer of Symetra may change this Contract. Any change must be in writing. Symetra reserves the right to change the provisions of this Contract to conform to any applicable law, regulation, or ruling issued by a government agency.

VOTING RIGHTS	Symetra is the legal owner of the Portfolios’ shares. However, when a Portfolio solicits proxies in connection with a shareholder vote, we are required to ask you for instructions as to how to vote those shares. All shares are voted in the same proportion as the instructions we received. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

ANNUITY PURCHASE RATE TABLES

VARIABLE ANNUITY PURCHASE RATE TABLE

MORTALITY TABLE USED: The rates in the Variable Annuity Purchase Rate Table are based upon the Annuity 2000 Mortality Table projected using a generational approach with an initial projection of 20 years. An age setback of 1 year will be used if the annuity payments begin in the year 2013-2022, 2 years if the annuity payments begin in the year 2023-2032, and an additional 1-year setback for each additional 10 years. The assumed investment return in the table is 4.00%.

Age is to be taken for the exact number of years and completed months. Values for fractional ages are obtained by simple interpolation. Consideration for ages or combination of lives not shown will be furnished by Symetra upon request.

Consideration Required to Purchase $1 of Monthly Variable Annuity*

	Life Annuity No Period Certain		Life Annuity 5 Years Certain		Life Annuity 10 Years Certain		Joint & Survivor**
Age	Male	Female	Male	Female	Male	Female	Life Annuity	5 Years Certain and Life
60	$197.53	$212.16	$198.19	$212.54	$200.20	$213.72	$230.94	$230.94
61	193.64	208.52	194.37	208.94	196.57	210.24	227.76	227.76
62	189.65	204.77	190.44	205.23	192.88	206.66	224.45	224.46
63	185.55	200.90	186.42	201.42	189.13	202.98	221.03	221.04
64	181.35	196.93	182.31	197.50	185.33	199.22	217.48	217.50
65	177.06	192.84	178.12	193.47	181.50	195.37	213.81	213.83
66	172.68	188.65	173.87	189.33	177.63	191.43	210.02	210.04
67	168.23	184.34	169.56	185.09	173.76	187.42	206.09	206.12
68	163.72	179.91	165.22	180.74	169.88	183.34	202.05	202.08
69	159.18	175.37	160.85	176.29	166.01	179.20	197.88	197.92
70	154.60	170.71	156.48	171.73	162.17	175.01	193.59	193.64
71	150.02	165.94	152.11	167.08	158.37	170.78	189.18	189.24
72	145.44	161.07	147.76	162.36	154.62	166.52	184.66	184.74
73	140.86	156.11	143.42	157.57	150.93	162.26	180.03	180.13
74	136.27	151.08	139.09	152.73	147.30	158.01	175.30	175.43
75	131.68	145.99	134.77	147.87	143.74	153.79	170.48	170.63
76	127.09	140.88	130.49	143.00	140.26	149.63	165.58	165.76
77	122.51	135.74	126.25	138.13	136.87	145.54	160.59	160.83
78	117.95	130.59	122.05	133.29	133.58	141.54	155.55	155.83
79	113.42	125.44	117.92	128.46	130.42	137.65	150.44	150.79
80	108.93	120.28	113.85	123.67	127.38	133.89	145.29	145.72
81	104.49	115.13	109.87	118.94	124.48	130.28	140.10	140.62
82	100.10	110.01	105.98	114.28	121.74	126.86	134.89	135.53
83	95.78	104.94	102.19	109.72	119.16	123.63	129.67	130.45
84	91.53	99.92	98.50	105.28	116.75	120.62	124.46	125.41
85	87.36	94.99	94.94	100.98	114.50	117.82	119.27	120.42
86	83.26	90.15	91.50	96.85	112.41	115.23	114.12	115.52
87	79.24	85.43	88.21	92.92	110.47	112.85	109.02	110.72
88	75.30	80.83	85.06	89.19	108.68	110.66	103.99	106.04
89	71.50	76.43	82.09	85.70	107.04	108.66	99.07	101.53
90	67.84	72.24	79.28	82.44	105.56	106.88	94.29	97.19

*	The consideration shown refers to the net value of the Portfolios used to purchase a variable annuity after premium taxes or other applicable charges are deducted. For example, if the Annuitant is a 65-year old male, a Life Annuity initially equivalent to a monthly income of $1,000 will cost $177,060. However, because this is a variable annuity, the dollar amount of this monthly income is not guaranteed and may increase or decrease.

**	Annuitant and second Annuitant are assumed to be the same age.

FIXED ANNUITY PURCHASE RATE TABLE

MORTALITY TABLE USED: The rates in the Fixed Annuity Purchase Rate Table are based upon the Annuity 2000 Mortality Table projected using a generational approach with an initial projection of 20 years. The effective interest rate assumed in the table is 2.00%.

Age is to be taken for the exact number of years and completed months. Values for fractional ages are obtained by simple interpolation. Consideration for ages or combination of lives not shown will be furnished by Symetra upon request.

Consideration Required to Purchase $1 of Monthly Fixed Annuity*

	Life Annuity No Period Certain		Life Annuity 5 Years Certain		Life Annuity 10 Years Certain		Joint & Survivor**
Age	Male	Female	Male	Female	Male	Female	Life Annuity	5 Years Certain and Life
60	$255.94	$279.92	$256.65	$280.33	$258.98	$281.70	$311.12	$311.13
61	249.36	273.38	250.13	273.83	252.70	275.34	304.87	304.88
62	242.72	266.76	243.56	267.26	246.40	268.91	298.51	298.52
63	236.01	260.05	236.93	260.60	240.09	262.42	292.04	292.05
64	229.25	253.27	230.27	253.88	233.78	255.88	285.46	285.48
65	222.44	246.42	223.57	247.09	227.50	249.29	278.79	278.81
66	215.61	239.50	216.87	240.23	221.25	242.67	272.02	272.04
67	208.76	232.51	210.18	233.31	215.06	236.02	265.15	265.18
68	201.92	225.45	203.52	226.33	208.93	229.36	258.20	258.23
69	195.12	218.32	196.91	219.30	202.90	222.69	251.16	251.21
70	188.37	211.14	190.37	212.22	196.98	216.04	244.06	244.11
71	181.68	203.90	183.91	205.12	191.19	209.41	236.88	236.95
72	175.07	196.62	177.54	198.00	185.53	202.84	229.66	229.74
73	168.55	189.33	171.28	190.88	180.01	196.34	222.38	222.49
74	162.10	182.04	165.10	183.81	174.64	189.94	215.08	215.21
75	155.71	174.78	159.01	176.79	169.43	183.67	207.75	207.91
76	149.41	167.58	153.04	169.85	164.39	177.55	200.41	200.61
77	143.20	160.44	147.18	163.00	159.52	171.61	193.08	193.33
78	137.08	153.39	141.45	156.26	154.85	165.86	185.77	186.08
79	131.07	146.41	135.87	149.64	150.39	160.32	178.49	178.87
80	125.19	139.52	130.43	143.14	146.14	155.02	171.25	171.71
81	119.42	132.74	125.16	136.80	142.13	149.99	164.06	164.63
82	113.80	126.08	120.06	130.63	138.35	145.25	156.95	157.64
83	108.31	119.55	115.13	124.65	134.83	140.82	149.93	150.77
84	102.96	113.18	110.38	118.89	131.56	136.71	143.01	144.03
85	97.76	106.98	105.83	113.37	128.54	132.93	136.21	137.45
86	92.70	100.97	101.48	108.12	125.74	129.45	129.54	131.05
87	87.79	95.16	97.34	103.14	123.18	126.28	123.02	124.85
88	83.02	89.57	93.42	98.48	120.82	123.38	116.67	118.88
89	78.46	84.26	89.74	94.14	118.68	120.77	110.53	113.17
90	74.10	79.24	86.28	90.11	116.76	118.46	104.61	107.73

*	The consideration shown refers to the net value of the Fixed Account used to purchase a fixed annuity after premium taxes or other applicable charges are deducted. For example, if the Annuitant is a 65-year old male, a Life Annuity which provides a guaranteed monthly income of $1,000 will cost $222,440.

**	Annuitant and second Annuitant are assumed to be the same age.

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY

NON-PARTICIPATING